Exhibit 99.1

Western Asset Inflation Management Fund Inc. and Western Asset Municipal Partners Fund Inc. Announce Results of Tender Determination

NEW YORK – (BUSINESS WIRE) – April 11, 2007

Western Asset Inflation Management Fund Inc. (NYSE: IMF) and Western Asset Municipal Partners Fund Inc. (NYSE: MNP) announced today the results of the tender determination for the period ended March 31, 2007.

Under the terms of Settlement Agreements dated as of February 13, 2006, between the Funds and Karpus Management, Inc. (including certain affiliates thereof), each Fund agreed to commence a tender offer in each of the second and fourth calendar quarters of 2007 and the second calendar quarter of 2008 for up to 5% of the then-outstanding shares of the Fund at a price equal to at least 98% of the net asset value of the Fund’s shares as determined as of the close of regular trading session of the NYSE on the date the tender offer expires, if during the 12 calendar weeks prior to the end of the first and third calendar quarters of 2007 and first calendar quarter of 2008, respectively, the shares of the Fund have traded on the NYSE at an average discount from net asset value of more than 5% as of the last trading day in each week during such 12-week period.

For the tender determination period ended March 31, 2007, Western Asset Municipal Partners Inc. traded at an average discount to net asset value of 4.96% and, consequently, the Fund will not commence a tender offer in the second quarter of 2007.

For the same tender determination period ended March 31, 2007, Western Asset Inflation Management Fund Inc. traded at an average discount to net asset value of 9.90% and, consequently, will commence a tender offer in the second quarter of 2007 for up to 5% of outstanding shares at a price equal to at least 98% of the net asset value of the Fund’s shares as determined as of the close of the regular trading session of the NYSE on the date the tender offer expires. Additional information about the dates and terms of the Tender will be released by subsequent press releases.

This announcement is not an offer to purchase nor a solicitation of an offer to sell shares of Western Asset Inflation Management Fund Inc. An offer will be made only by an Offer to Purchase and the related Letter of Transmittal. The Offer to Purchase and the related Letter of Transmittal when available should be read by stockholders because they will contain important information. Stockholders may obtain free of charge, when available, the Offer to Purchase and Letter of Transmittal from the web site (www.sec.gov) of the Securities and Exchange Commission. The Fund will also make available to its stockholders, without charge, the Offer to Purchase and Letter of Transmittal.

Each of the Funds is a closed-end investment management company, managed by Legg Mason Partners Fund Advisor, LLC, a wholly owned subsidiary of Legg Mason, Inc., and sub-advised by Western Asset Management Company, an affiliate of the investment manager.

For more information on the Funds, please contact our Investor Relations Group at 1-888-777-0102 or consult the Funds’ web site at www.leggmason.com/InvestorServices.

Contact:

Legg Mason & Co., LLC

Brenda Grandell

Director, Closed-End Funds

212-291-3775